UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 001-31221

Total number of pages: 5

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: April 25, 2014	By:	/s/ MUTSUO YAMAMOTO
Mutsuo Yamamoto Head of Investor Relations

Information furnished in this form:

1.	Notice Concerning Decision to Exercise Option for Sale of Stake in Tata Teleservices in India

NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

April  25, 2014

Notice Concerning Decision to Exercise Option for Sale of Stake in Tata Teleservices in India

NTT DOCOMO announced that its board of directors resolved today to exercise option for the sale of the company’s entire stake (1,248,974,378 shares, or about 26.5% of outstanding shares) in Tata Teleservices Limited (TTSL), a DOCOMO-affiliated company accounted for by the equity method, as soon as the conditions for such exercise are met, as per the attached document.

For further information, please contact:

    Investor Relations Department

    Tel: +81-3-5156-1111

NTT DOCOMO, INC.

Sanno Park Tower

2-11-1 Nagata-cho

Chiyoda-ku, Tokyo

100-6150, Japan

For Immediate Release

NTT DOCOMO Decides to Exercise Option for Sale of Stake

in Tata Teleservices in India

TOKYO, JAPAN, April 25, 2014 — NTT DOCOMO, INC., a personalized mobile solutions provider for smarter living, announced that its board of directors resolved today to exercise option for the sale of the company’s entire stake (1,248,974,378 shares, or about 26.5% of outstanding shares) in Tata Teleservices Limited (TTSL), a DOCOMO-affiliated company accounted for by the equity method, as soon as the conditions for such exercise are met.

DOCOMO, TTSL and Tata Sons Limited (Tata Sons), Tata Group’s holding company, concluded a shareholder agreement when DOCOMO entered into a business alliance with TTSL in March 2009. Under the agreement, DOCOMO holds the right to require that its TTSL shares be acquired for 50% of the acquisition price, which amounts to 72.5 billion Indian rupees (or 125.4 billion yen*) or a fair market price, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets (the above-mentioned option).

In the event that TTSL fails to achieve these performance targets by the end of the fiscal year ended March 31, 2014, DOCOMO plans to exercise the above-mentioned right in or before June 2014. DOCOMO expects to sell its TTSL shares in accordance with the agreement. It is uncertain how the option will be performed, however, and DOCOMO is not able to predict how events will unfold. The effect on DOCOMO’s corporate earnings for the fiscal year ending March 31, 2015 cannot be forecast at this time due to these uncertainties.

*	1 rupee = 1.73 yen as of March 31, 2014

For further information, please contact:

    Eijun Tanaka or Takuya Ori

    Public Relations Department

    Tel: +81-3-5156-1366

    Fax: +81-3-5501-3408

    Website: www.nttdocomo.co.jp/english

About NTT DOCOMO

NTT DOCOMO provides innovative, convenient and secure mobile services that enable smarter living for each customer. The company serves over 63 million mobile customers in Japan via advanced wireless networks, including a nationwide 3G network and one of the world’s first commercial LTE networks. Leveraging its unique capabilities as a mobile operator, DOCOMO is a leading developer of cutting-edge technologies for NFC mobile payments, mobile GPS, mobile TV, intuitive mobile assistance, environmental monitoring, smart grids and much more. Overseas, the company provides technical and operational expertise to eight mobile operators and other partner companies. NTT DOCOMO is listed on the Tokyo (9437) and New York (DCM) stock exchanges. Please visit https://www.nttdocomo.co.jp/english/ for more information.

Attachment

1. About TTSL, and Tata Sons

(1)	TTSL

Company name	Tata Teleservices Limited

Location	Mumbai, India

Representatives	Cyrus Mistry (chairman) Srinath Narasimhan (managing director)

Business	Telecommunications operator in India

Capital alliance	Investment timing and amounts: — 252.3 billion yen in March 2009, including acquisition cost — 14.4 billion yen in May 2011 (additional investment) Ownership ratio: — 26.5% as of March 31, 2014

(2)	Tata Sons

Company name	Tata Sons Limited

Location	Mumbai, India

Representatives	Cyrus Mistry (chairman)

Business	Established in 1868 as an import/export company and now one of India’s biggest conglomerates, with shareholdings in TTSL and Tata Teleservices (Maharashtra) Limited in the IT/telecom sector.

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